UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*
AUDIOSTOCKS, INC.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
050751
(CUSIP Number)
Philip L. Morgan 2038 Corte Del Nogal, Suite 110 Carlsbad, CA 92011 760-804-8844
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 4, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
James B. Panther, II
2.	Check the Appropriate Box if a Member of a Group
(a) (b)
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:
7.	Sole Voting Power 0
8.	Shared Voting Power 7,442,190
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power 7,442,190
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,442,190
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 43.2%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

Title of Class of Equity Securities:        Common Stock, $.001 par value

Address of Issuer:                   2038 Corte Del Nogal, Suite 110, Carlsbad, CA 92011

Item 2. Identity and Background

(a) James B. Panther, II

(b) 2038 Corte Del Nogal, Suite 110, Carlsbad, CA 92011

(c) Director, Audiostocks, Inc., 2038 Corte Del Nogal, Suite 110, Carlsbad, CA 92011

(d) Reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Reporting person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) USA

Item 3. Source and Amount of Funds or Other Consideration

14,884,380 shares of Audiostocks, Inc. are held by BCGU, LLC and were purchased in a private transaction. Mr. Panther is a managing member of BCGU, LLC and a beneficial owner of 50% of the Audiostocks, Inc. shares held by BCGU, LLC.

Item 4. Purpose of Transaction

See Item 3 above.

(a) Not Applicable.

(b)  Not Applicable.

(c)  Not Applicable.

(d) Not Applicable.

(e)  Not Applicable.

(f)  Not Applicable.

(g)  Not Applicable.

(h) Not Applicable.

(i) Not Applicable.

(j) Not Applicable.

Item 5. Interest in Securities of the Issuer

1. (a) The aggregate number of shares of common stock to which this Schedule 13D relates is 7,442,190 shares, representing 43.2% of the 17,216,308 shares of Audiostocks, Inc.’s common stock outstanding as of November 26, 2006.

    (b) Mr. Panther does not have sole voting power over any shares of Audiostocks, Inc. common stock. Mr. Panther has 50% voting and dispositive power over 14,884,380 shares of Audiostocks, Inc. common stock held by BCGU, LLC. Mr. Panther is a managing member of BCGU, LLC.

    (c) See Item 3, above.

    (d) Not Applicable.

    (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3, above.

Item 7. Material to Be Filed as Exhibits

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2006                                  /s/ James B. Panther, II
_______________________________
By: James B. Panther, II
                                            Its: Director

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